Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

October 31, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 & 811-08090
	Funds:	Lincoln LVIP American Century Balanced Fund, LVIP American Century Capital Appreciation Fund, LVIP Disciplined Core Value Fund, LVIP American Century Inflation Protection Fund, LVIP American Century International Fund, LVIP American Century Large Company Value Fund, LVIP American Century Mid Cap Value Fund, LVIP American Century Ultra® Fund, and LVIP American Century Value Fund (the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below post-effective amendment to its registration statement filed on Form N-1A, as it relates solely to its LVIP American Century Balanced Fund, LVIP American Century Capital Appreciation Fund, LVIP Disciplined Core Value Fund, LVIP American Century Inflation Protection Fund, LVIP American Century International Fund, LVIP American Century Large Company Value Fund, LVIP American Century Mid Cap Value Fund, LVIP American Century Ultra® Fund, and LVIP American Century Value Fund series (the “Funds”).

The below amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below and was filed to add the Funds as a new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
246	October 18, 2023	485APOS	0001193125-23-258267

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Funds. If and when the Trust decides to offer shares of the Funds, it will file another post-effective amendment to its registration statement.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Please contact me at the number indicated above with any questions regarding this application for withdrawal.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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